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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the Month of August, 2003

Commission File Number:  000-29574

ALTAREX CORP.
(Exact name of registrant as specified in its charter)

1123 DENTISTRY/PHARMACY BUILDING
UNIVERSITY OF ALBERTA
EDMONTON, ALBERTA, CANADA  T6G 2N8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X       Form 40-F
          -------              ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No  X
    -------         -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

On August 11, 2003, AltaRex Corp. (the "Company") announced an extension of the exclusive License Agreement with United Therapeutics Corporation". The full text of the announcement of the "Extension of License Agreement to United Therapeutics Corporation" is attached as Exhibit 99.1 to this report on Form 6-K and is incorporated herein by reference.
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                                INDEX TO EXHIBITS

EXHIBIT NO.         DESCRIPTION
-----------         -----------

99.1 Press Release titled: "Extension of License Agreement to United Therapeutics Corporation".


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ALTAREX CORP.

                                      By: (Signed) Antoine Noujaim
                                         ------------------------------------

                                      Name:  Antoine Noujaim

                                      Title: President & CEO

                                      Date: August 12, 2003